SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JACK IN THE BOX INC.
(Name of Subject Company (Issuer))
JACK IN THE BOX INC. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $.01 par value
(Title of Class of Securities)
466367109
(CUSIP Number of Class of Securities)
LAWRENCE E. SCHAUF, Esq.
Executive Vice President and Secretary
9330 Balboa Avenue
San Diego, California 92123-1516
(Name and address of agent for service)
(858) 571-2121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
JAMES J. MOLONEY, Esq.
Gibson, Dunn & Crutcher LLP
4 Park Plaza, Suite 1400
Irvine, California 92614
(949) 451-3800

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$335,500,000	$35,898.50

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 5,500,000 shares of common stock, $.01 par value, at the maximum tender offer price of $61.00 per share.

**	$107.00 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 5 for fiscal year 2006.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,898.50 Filing Party: Jack in the Box Inc. Form or Registration No.: Schedule TO-I Date Filed: November 21, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d–1.
☑ issuer tender offer subject to Rule 13e–4.
☐ going-private transaction subject to Rule 13e–3.
☐ amendment to Schedule 13D under Rule 13d–2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2006 (the “Schedule TO”), and relates to the offer by Jack in the Box Inc., a Delaware corporation (“Jack in the Box” or the “Company”), to purchase up to 5,500,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its common stock, $.01 par value per share (the “Common Stock”), at a price not greater than $61.00 nor less than $55.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), to the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”).
     The information contained in the Offer is expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Items 1 through 11
     Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:
(1) The first sentence of the last paragraph of the “Forward-Looking Statements” section on page 9 of the Offer to Purchase is amended and restated in its entirety as follows:
Please refer to the section entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended October 1, 2006, filed with the SEC on November 22, 2006, for further information on these and other risk factors.
(2) The paragraph beginning with the heading “Incorporation by Reference,” including the table referenced therein, under Section 10, “Certain Information Concerning Us,” on page 26 of the Offer to Purchase is amended and restated in its entirety as follows:
     Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. We incorporate by reference each of the following documents:

SEC FILINGS	PERIOD OR DATE FILED

Annual Report on Form 10-K	Year ended October 1, 2006

Quarterly Reports on Form 10-Q	Quarters ended January 22, 2006, April 16, 2006 and July 9, 2006

Current Reports on Form 8-K	October 27, 2005, November 14, 2005, November 15, 2005, November 16, 2005, February 21, 2006, May 17, 2006, July 17, 2006, September 19, 2006, November 13, 2006 and November 14, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

JACK IN THE BOX INC.
/s/ JERRY P. REBEL
Jerry P. Rebel
Executive Vice President and Chief Financial Officer

Date: November 28, 2006

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated November 21, 2006.*

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5)(i)	Press Release, dated November 21, 2006.*

(a)(5)(ii)	Form of Summary Advertisement, dated November 21, 2006.*

(b)(1)	Credit Facilities Commitment Letter dated November 17, 2006 between Jack in the Box Inc., Wachovia Bank, National Association, Wachovia Capital Markets, LLC and Morgan Stanley Senior Funding, Inc.*

*  Previously filed with this Schedule TO on November 21, 2006.